SIMPSON THACHER & BARTLETT

ICBC TOWER, 35TH FLOOR

3 GARDEN ROAD

HONG KONG

(852) 2514-7600

FACSIMILE (852) 2869-7694

DIRECT DIAL NUMBER (852) 2514-7630	EMAIL ADDRESS lchen@stblaw.com

VIA EDGAR

October 16, 2013

Amanda Ravitz

Mary Beth Breslin

Tim Buchmiller

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Yingli Green Energy Holding Company Limited Registration Statement on Form F-3 Filed September 6, 2013 File No. 333-191031 Annual Report on Form 20-F Filed April 23, 2013 File No. 001-33469

Dear Ms. Ravitz, Ms. Breslin and Mr. Buchmiller:

On behalf of our client, Yingli Green Energy Holding Company Limited, a company incorporated under the laws of the Cayman Islands (the “Company”), we enclose herewith four (4) courtesy copies of Amendment No. 1 (“Amendment No. 1”) to the Company’s registration statement on Form F-3 (the “Registration Statement”), which has been filed today on EDGAR with the Securities and Exchange Commission (the “Commission”).  For your ease of reference, the enclosed hard copies of Amendment No. 1 are marked to show changes to the Company’s registration statement filed with the Commission on September 6, 2013.  On behalf of the Company, we wish to thank you and the other members of the staff (the “Staff”) of the Commission for your prompt comments on the Registration Statement.

Leiming Chen Philip M.J. Culhane  Daniel Fertig  Celia Lam Chris Lin  Sinead O’Shea  Jin Hyuk Park  Kathryn King Sudol  Christopher Wong Resident Partners

SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:

NEW YORK  BEIJING  HOUSTON  LONDON  LOS ANGELES  PALO ALTO  SÃO PAULO  SEOUL  TOKYO  WASHINGTON, D.C.

Set forth below are the Company’s response to each of the Staff’s comments contained in your September  26, 2013 letter.  For convenience, we have reproduced the Staff’s comments in italicized boldface type below and keyed the Company’s response accordingly.

Registration Statement Fee Table

1.                                      We note your disclosure on the prospectus cover page that the debt securities and warrants may be convertible into or exercisable or exchangeable for your ordinary shares, preferred shares, depository shares and other securities.  Please revise your fee table as necessary to include all securities underlying your convertible, exercisable or exchangeable securities, including the depositary shares and “other securities.”  Please file an updated legality opinion to reflect any securities you add to the fee table.

The Company has revised the prospectus cover to indicate that the debt securities and warrants may be convertible into or exercisable or exchangeable for the Company’s ordinary shares and preferred shares only.  The Company has also revised the fee table accordingly.

2.                                      We see from your disclosure on page 22 that you have a rights plan in effect. Please also add the rights that are attached to your ordinary shares under that plan to your fee table. For guidance, please refer to Compliance and Disclosure Interpretations Securities Act Forms Question 126.09. Please also file a legality opinion with respect to those rights. For guidance, please refer to Staff Legal Bulletin 19 section II.B.1.g.

The Company has revised the fee table to indicate that the ordinary shares being registered also include the rights to purchase ordinary shares pursuant to the Company’s rights plan.  The Cayman Islands counsel’s legal opinion, revised to include a legality opinion with respect to the rights, is also being filed as Exhibit 5.1 to Amendment No. 1.

Prospectus Cover Page

3.                                      Please disclose the dollar amount of securities being offered. Refer to Regulation S-K Item 501(b)(2).

In response to the Staff’s comment, the Company has added the aggregate dollar amount of securities being offered on the cover page of the prospectus.

Description of Securities, page 9

4.                                      To the extent not already provided, such as with respect to the debt securities you have included in the fee table, please expand your disclosure to include all information that is known and required to be disclosed by Item 12 of Form 20-F regarding the securities you are offering. Refer to Item 4 of Form F-3.

The Company has added general description of the preferred shares, debt securities and warrants it may offer in the future.  The Company advises the Staff that as the details of these securities it may offer in the future are not yet known, the Company is not in a position to provide detailed disclosure of these securities.

Form 20-F filed April 23, 2013

Risk Factors, page 6

If the parent company of our minority partner in Tianwei Yingli or any affiliate of such parent company engages in sanctioned activities..., page 19

5.                                      In the last paragraph of this risk factor you refer to “our affiliation with such entities,” in apparent reference to your relationship with China South and the entities it acquired in its acquisition of Tianwei Group. Please tell us whether China South and Norinco are your “affiliates” as that term is defined in Securities Exchange Act Rule 12b-2.

The Company advises the Staff that, as shown in Exhibit A to this response letter,  the Company is not an affiliate (as defined under Exchange Act Rule 12b-2) of either China South or Norinco, but Tianwei Yingli, one of the Company’s operating subsidiaries in China, is an affiliate (as defined under Exchange Act Rule 12b-2) of China South and Norinco, because Tianwei Yingli is 25.99% owned by Tianwei Baobian, which in turn is controlled by China South (through Tianwei Group), and China South and Norinco is under the common control of the PRC State-owned Assets Supervision and Administration Commission of the State Council.

The Company notes that the above affiliation between Tianwei Yingli and China South and Norinco was the result of China South’s acquisition of Tianwei Group in March 2008 (as disclosed in the referenced risk factor).

However, again, neither the Company or any of the Company’s other subsidiaries is affiliated with China South or Norinco.

The table below sets forth Tianwei Yingli’s assets and revenues as of and for the year ended December 31, 2012 and the six months ended June 30, 2013, respectively, in absolute amounts and as percentages of the Company’s consolidated assets and total revenues, respectively:

	As of December 31, 2012		As of June 30, 2013
	RMB’000,000	% of Total	RMB’000,000	% of Total

Assets	10,442.1	38.5	10,452.7	35.8

	For the Year Ended December 31, 2012		For the Six Months Ended June 30, 2013
	RMB’000,000	% of Total	RMB’000,000	% of Total

Revenues	1,746.1	15.3	675.6	11.2

In response to the Staff’s comment, the Company proposes to revise the referenced risk factor in its future filings as follows (with proposed additions double underlined and proposed deletions stricken through):

“If the parent company of our minority partner in Tianwei Yingli or any affiliate of such parent company engages in sanctioned activities inconsistent with the laws and policies of other countries, the reputation of Tianwei Yingli and us may be negatively affected. As a result, some of our shareholders may divest our shares and prospective investors may decide not to invest in our shares, which may cause the price of our ADSs to decline.

The United States and other countries maintain economic and other sanctions against several countries, or the sanctioned countries, and persons engaged in specified activities, such as support of the proliferation of weapons of mass destruction and of terrorism.

Tianwei Baobian is our minority joint venture partner which owns 25.99% equity interest in one of our operating subsidiaries, Tianwei Yingli. Based on publicly available information, Tianwei Group was acquired by China South in March 2008, and Tianwei Group and China South collectively own 51.3% of the outstanding shares of Tianwei Baobian.

There have been news reports that China South, Tianwei Group and Tianwei Baobian conducted construction activities in or exported transformers to some sanctioned countries, including Iran and Sudan, in recent years. China North Industries Corporation, or Norinco, an affiliate of China South, was designated by the U.S. State Department under the Iran Nonproliferation Act of 2000 as engaged in the transfer to Iran of equipment and technology having the potential to make a material contribution to the development of weapons of mass destruction. Norinco was also reported to have had activities in and exported products to some sanctioned countries, including Iran, Sudan and Syria, some of which include military products and applications. In addition, Norinco is listed as one of the prohibited companies by some state and municipal governments, universities and investors due to its business relationships with the sanctioned countries. Certain of the sanctioned countries in which China South, Tianwei Group, Tianwei Baobian and Norinco have been reported to have had activities, such as Iran, Syria and Sudan, are identified by the U.S. State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls.

As a result of China South’s acquisition of Tianwei Group discussed above, Tianwei Yingli, the Company’s subsidiary, became an affiliate (as defined under the rules of the Exchange Act) of China South and Norinco. Neither the Company nor any of its other subsidiaries is an affiliate of China South or Norinco.  We have no control over Tianwei Baobian, Tianwei Group, China South, Norinco or their respective affiliated entities, nor has any of such entities requested Tianwei Yingli or us to have contacts with or otherwise conduct any sanctioned activity in any of the sanctioned countries. However, to the extent such entities are involved in activities that, if performed by a U.S. person, would be illegal under U.S. sanctions, or if any of such entities becomes subject of any economic sanctions maintained by the United States or other countries or entities, reputational issues relating to Tianwei Yingli or us may arise, and the investor sentiment with respect to our ADSs may be affected. Although neither we nor any of our other subsidiaries are an affiliate  of China South or Norinco, investors in the United States may believe that the value of their investment in us may be adversely affected due to Tianwei Yingli’s affiliation with such entities or our connection with such entities through Tianwei Yingli, or they may choose not to invest in, and to divest any investments in, issuers that are associated even indirectly with sanctioned activities or sanctioned countries. Any negative investor sentiment as the result of such reputational issues may cause the price of our ADSs to decline and adversely affect the value or your investment in us.”

* * * * * *

Should you have any question regarding this response letter or Amendment No. 1, please contact me by phone at (+852) 214-7630 (office) or (+852) 9032-1314 (cell) or by email at lchen@stblaw.com or my colleague Kevin Zhang by phone at (+852) 214-7610 (office) or (+852) 6396-8173 (cell) or by email at kzhang@stblaw.com.

Very truly yours,

/s/ Leiming Chen
Leiming Chen

Enclosures

cc:	Mr. Liansheng Miao, Chairman and Chief Executive Officer
Mr. Yiyu Wang, Chief Financial Officer
Yingli Green Energy Holding Company Limited

Kevin Zhang
Simpson Thacher & Bartlett

Francis Duan, Partner
KPMG

Exhibit A*

People's Republic of China State-owned Assets Supervision and Administration Commission of the State Council
100%
100%
China North Industries Group Corporation
50%
50%
China South Industries Group Corporation ("China South")
China North Industries Corporation ("Norinco")
100%
Baoding Tianwei Group Corporation ("Tianwei Group")
25.66%
25.64%
Yingli Green Energy Holding Company Limited ("YGE")
Baoding Tianwei Baobian Electric Co., Ltd. ("Tianwei Baobian")
25.99%
74.01%
Baoding Tianwei Yingli New Energy Co., Ltd. ("Tianwei Yingli")
53 Other Subsidiaries

*                 Information on entities shown in the chart above other than the Company and its subsidiaries (including Tianwei Yingli) is based on publicly available information.